One Power Company
12385 Township Road 215
Findlay, OH 45840
May 8, 2025
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F St, N.E.
Washington, DC 20549

Re:	One Power Company
Registration Statement on Form S-1
File No. 333-284421
Ladies and Gentlemen:
One Power Company (the “Company”) hereby respectfully requests pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Registration Statement on Form S-1 (Registration No. 333-284421) filed by the Company with the Securities and Exchange Commission (“Commission”) on January 23, 2025, together with all exhibits (the “Registration Statement”) be withdrawn effective immediately.
The Company is requesting the withdrawal of the Registration Statement as it has determined not to proceed with the proposed initial public offering contemplated in the Registration Statement at this time due to market conditions. The Registration Statement was not declared effective and the Company confirms that no securities have been sold under the Registration Statement.
The Company further requests that, in accordance with Securities Act Rule 457(p), all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.
If you have any questions or require additional information, please contact Tamara M. Brightwell of Wilson Sonsini Goodrich & Rosati Professional Corporation at (202) 920-8755.

Sincerely,

/s/ Katie Treadway

One Power Company
By: Katie Treadway
Chief Regulatory Officer, EVP